

June 5, 2009

Mr. Li Feilie, Chief Executive Officer
China Natural Resources Inc.
Room 2205, West Tower Shun Tak Centre
168- 200 Connaught Road Central
Sheung Wan HONG KONG

> **Re: China Natural Resources Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 3, 2008**
> **Response Letter Dated April 3, 2009**
> **File No. 0-26046**

Dear Mr. Feilie:

  We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

Evaluation of Disclosure Controls and Procedures, page 54

1.   We note management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In light of the additional disclosures and restatement to be made based on our comments and your responses, please further consider the need to amend the Form 20-F to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year. If you determine such revision is not necessary, please tell us the facts and circumstances you considered in reaching your conclusion.

Note 2 - Summary of Significant Accounting Policies

(e) – Property and equipment, page F-12

2.	We have considered your response to our prior comments number seven, eight and ten in our letter of February 13, 2009. Capitalized costs for mineral rights that include prospecting and exploration permits, as described in EITF 04-2, should be amortized over the proven and probable reserves established and evaluated for impairment as required by Statement of Financial Accounting Standards 142, paragraphs 12-14. Please revise your financial statements and footnotes accordingly.

3.	We have considered your response to our prior comment number nine in our letter of February 13, 2009 and your response to our prior comment in our letter of March 13, 2009. The amortization of your mining assets should be based on your reserve estimates as of December 31, 2004 for the Yang Chong Mine and as of December 31, 2005 for the Zao Yun Mine, and the reserves extracted and processed by your past mining activities, including the adjustments/upgrades you have made to your reserves due to any continuing exploration, geologic study, or sampling activities. Please revise your financial statements and footnotes accordingly.

Note 13 – Concentration of risk, page F-23

4.	We have considered your response to our prior comment number 11. Based on the revised carrying value of your mining assets, tell us the facts and circumstances you considered in order to conclude that disclosure of the potential impairment of these assets under Statement of Position 94-6, paragraphs 12-19 is not required. Please address the uncertainty regarding the remaining probable reserves in your response.

Engineering Comments

5.	We received your reports that provided the basis for your reserve estimates as of December 31, 2004 for the Yangchong Mine and as of December 31, 2005 for the Zaoyun Mine. For the purposes of this filing you are classified as being in the production stage with operating mines and not an exploration company.

	A conservative reading of the Yangchong Zinc-Iron Mine reserve reports indicates that the materials you indicated as classes 111b and 122b are synonymous with probable reserves due to operating status of your properties as of the date of acquisition and the subsequent profitable operation. This same interpretation may also be applied to the Zaoyun mine which has operated since 2001. The materials classed as 122 may also be classified as probable reserves based on this same conservative interpretation. All other materials classified as 333 may be labeled as mineralized material in your filing, as it has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metals.

Please adjust and update your reserve estimates to coincide to your current fiscal year, removing those reserves extracted and processed by your past mining activities, and including the adjustments/upgrades you have made to your reserves due to any continuing exploration, geologic study, and/or sampling activities which improves your geologic confidence such that some of your 333 or mineralized material may now be considered at a minimum, probable reserves or economic classes 121, 121b, 122, 122b, 111 or 111b. Please describe these activities in your filing along with your updated reserve estimates.

Please note: Mineralized material should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper or zinc or iron. In addition as footnotes or as part of your reserve tables, please disclose the following:

- Your reserve incorporates losses for mine dilution and mining recovery.

- The length of time mining activity will continue in years, based on current production levels and your proven and/or probable reserves.

- Your metallurgical recovery factor for each of your mines.

- All prices and currency conversion factors used to estimate your reserves.

- Your percent ownership of each mine and clarify whether quantities disclosed are for the entire mine/deposit or just your share

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Mr. Li Feilie
China Natural Resources Inc.
June 5, 2009
Page 4

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Kim Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief

cc: Mr. Steven I. Weinberger
    Schneider Weinberger & Beilly LLP